Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

IM Cannabis Corp. (the “Company”)
Suite 2300 – 550 Burrard Street
Vancouver, BC, Canada, V6C 2B5

Item 2 — Date of Material Change

The date of the material change was February 7, 2023.

Item 3 — News Release

The news release disclosing the material change was issued by the Company through the services of Canada Newswire on February 7, 2023 and subsequently filed on the Company’s SEDAR profile at www.sedar.com.

Item 4 — Summary of Material Change

The Company announced the closing of the fourth tranche of its non-brokered offering of units of the Company (“Units”), which were offered and sold pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). An aggregate of 760,450 Units at a price of US$1.25 per Unit for aggregate gross proceeds of US$950,562.50 were issued and sold under the fourth tranche of the LIFE Offering. The Units that were issued pursuant to the LIFE Offering are not subject to any statutory hold period in accordance with applicable Canadian securities laws.

The Company also announced that it closed a third tranche of its previously announced non-brokered private placement of 400,000 Units on the same terms and at the same price as the LIFE Offering for aggregate gross proceeds of US$500,000 (the “Concurrent Offering”). The Units that were issued pursuant to the Concurrent Offering are subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

Item 5 — Full Description of Material Change

5.1 – Full Description of Material Change

The Company announced the closing of the fourth tranche of its LIFE Offering of 760,450 Units at a price of US$1.25 per Unit for aggregate gross proceeds of US$950,562.50.

Each Unit consisted of one common share of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles its holder to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue. The Units in the LIFE Offering were offered for sale to purchasers resident in Canada (except Quebec) and/or other qualifying jurisdictions pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions, and are not subject to any statutory hold period in accordance with applicable Canadian securities laws. The Company may close additional tranches of the LIFE Offering but in no event shall the final tranche close later than March 2, 2023.

In connection with the completion of the fourth of the LIFE Offering, the Company paid to an eligible finder a cash finder’s fee equal to US$45,965.63, representing 5% of the aggregate gross proceeds received from purchasers who were introduced to the Company by such finder and who participated in the fourth tranche of the LIFE Offering.

The Company also announced that it closed a third tranche of the Concurrent Offering of 400,000 Units at a price of US$1.25 per Unit for aggregate gross proceeds of US$500,000. The Units under the Concurrent Offering were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada pursuant to available prospectus exemptions and are subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

The Company intends to use the net proceeds from each of the LIFE Offering and the Concurrent Offering for general working capital purposes.

This material change report does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Units in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Units, Common Shares, Warrants and common shares issuable on exercise of the Warrants (“Warrant Shares”) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the Units, Common Shares, Warrants and Warrant Shares may not be offered or sold within the United States, its territories or possessions, any state of the United States or the District of Columbia (collectively, the “United States”) or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51‑102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Yael Harrosh
Chief Legal and Operations Officer
+972-54-6687515

Item 9 — Date of Report

February 9, 2023